UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Schiff Nutrition International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

806693107

(CUSIP Number)

Dr. Jan Heinemann

Bayer Aktiengesellschaft

BAG-LPC-MA

Kaiser-Wilhelm-Allee, Q26

51368 Leverkusen

Germany

Telephone: +49 214 30-1

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

November 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 806693107	13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON: Bayer AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP NO. 806693107	13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON: Bayer Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP NO. 806693107	13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON: Bayer HealthCare LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): 00 (limited liability company)

CUSIP NO. 806693107	13D	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON: Willow Road Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock, par value $0.01 per share, and the Class B Common Stock, par value $0.01 per share (collectively, the “Shares”), of Schiff Nutrition International, Inc., a Delaware Corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed on November 7, 2012 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed on November 20, 2012 (“Amendment No. 1” and, collectively with the Original 13D and this Amendment, the “Schedule 13D”). Unless otherwise specified, capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 18, 2012, the Issuer provided a written notice to BHC and Merger Sub concerning a $42.00 per Share, all cash acquisition proposal from Reckitt Benckiser Group plc (“Reckitt”), dated November 15, 2012. On November 19, 2012, BHC and Merger Sub provided the Company with a letter (the “Letter) in response to its notice. The Letter, a copy of which is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference in its entirety, stated in part:

“Bayer AG’s Board of Management has decided not to propose any increase to the Merger Consideration payable in respect of the Company Common Stock in response to the November 18 Proposal. Bayer AG’s Board of Management continues to believe that the Merger transaction would represent a logical and strategic addition for Bayer’s Consumer Care business. However, it came to the conclusion that entering a competitive bidding process in response to the November 18 Proposal would result in a price outside Bayer’s set financial criteria. Having completed a number of successful acquisitions, Bayer plans to continue its strategy to augment organic growth with strategic bolt-on acquisitions.”

On November 21, 2012, the Company terminated the Merger Agreement pursuant to Section 7.1(e) thereof in order to enter into a merger agreement with Reckitt.

Concurrently with its termination of the Merger Agreement, the Company paid to BHC a termination fee of $22 million. Upon termination the Merger Agreement, each of the Support Agreements automatically terminated in accordance with its terms.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As described in Item 3 above, this Schedule 13D relates to the Support Agreements, the purpose of which was to assist BHC and Merger Sub in consummating the Merger pursuant to the Merger Agreement. The purpose of the Merger was for Parent to acquire control of, and the entire equity interest in, the Issuer. On November 21, 2012, the Company terminated the Merger Agreement pursuant to Section 7.1(e) thereof, whereupon the Support Agreements terminated automatically in accordance with their terms.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following disclosures assume that there were 21,836,586 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock outstanding as of October 29, 2012, as adjusted, which figure is based on information provided to the Reporting Persons by the Issuer, and give effect to the conversion of 7,486,574 outstanding shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

As a result of the Support Agreements, the Reporting Persons may have been deemed to have shared voting power and shared dispositive power with respect to 14,973,148 Shares, subject to the conditions and limitations of the Support Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may have been deemed to be the beneficial owners of an aggregate of 14,973,148 Shares. All Shares that could have been deemed to be beneficially owned by the Reporting Persons constituted approximately 51.06% of the issued and outstanding Shares as of October 29, 2012, and 85.16% of the voting power of the Issuer.

The Reporting Persons (i) were not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim all beneficial ownership of such Shares.

As described in Item 3 above, on November 21, 2012, the Company terminated the Merger Agreement pursuant to Section 7.1(e) thereof, whereupon the Support Agreements terminated automatically in accordance with their terms. As a result, the Reporting Persons could no longer be deemed to beneficially own any Shares by virtue of the Support Agreements.

Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A beneficially owns any Shares.

(c) Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Schedule A, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended and restated in its entirety as set forth below:

Except for the contracts, arrangements, understandings and relationships described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Exhibit	Description

1.	Joint Filing Agreement, dated as of November 7, 2012, by and among the Reporting Persons (previously filed with the Commission as Exhibit 1 to the Original 13D).

2.	Agreement and Plan of Merger, dated as of October 29, 2012, by and among the Issuer, BHC and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

3.	Support Agreement, dated as of October 29, 2012, by and among Weider, BHC and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

4.	Support Agreement, dated as of October 29, 2012, by and among TPG, BHC and Merger Sub (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

5.	Letter, dated November 19, 2012, from Parent and Merger Sub to the Company (incorporated by reference to Exhibit 5 to Amendment No. 1).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 26, 2012

BAYER AG

By:	/s/ Jan Heinemann
	Name:	Jan Heinemann
	Title:	Bayer AG Head of Legal/M&A

BAYER CORPORATION

By:	/s/ Keith R. Abrams
	Name:	Keith R. Abrams
	Title:	Vice President, Associate General Counsel and Assistant Secretary

BAYER HEALTHCARE LLC

By:	/s/ William B. Dodero
	Name:	William B. Dodero
	Title:	Assistant Secretary

WILLOW ROAD COMPANY

By:	/s/ William B. Dodero
	Name:	William B. Dodero
	Title:	Secretary

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated as of November 7, 2012, by and among the Reporting Persons (previously filed with the Commission as Exhibit 1 to the Original 13D).

2.	Agreement and Plan of Merger, dated as of October 29, 2012, by and among the Issuer, BHC and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

3.	Support Agreement, dated as of October 29, 2012, by and among Weider, BHC and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

4.	Support Agreement, dated as of October 29, 2012, by and among TPG, BHC and Merger Sub (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

5.	Letter, dated November 19, 2012, from Parent and Merger Sub to the Company (incorporated by reference to Exhibit 5 to Amendment No. 1).